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                           December 17, 2020

       Gary Bechtel
       Chief Executive Officer
       Red Oak Capital Intermediate Income Fund, LLC
       625 Kenmoor Avenue SE, Suite 200
       Grand Rapids, MI 49546

                                                        Re: Red Oak Capital
Intermediate Income Fund, LLC
                                                            Offering Statement
on Form 1-A
                                                            Response dated
December 9, 2020
                                                            File No. 024-11274

       Dear Mr. Bechtel:

             We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2020 letter.

       Response dated December 9, 2020

       General

   1. We note your response to oral comment 1 and we disagree with your analysis as to whether funds from this
offering should be aggregated with the Sponsored Funds that are
                                                        Regulation A issuers;
however, we have no further comments at this time. Please note that we may have
further comments in the future.
 Gary Bechtel
FirstName LastNameGary    Bechtel
Red Oak Capital Intermediate Income Fund, LLC
Comapany17,
December  NameRed
              2020 Oak Capital Intermediate Income Fund, LLC
December
Page 2    17, 2020 Page 2
FirstName LastName
       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction